Issuer Free Writing Prospectus, dated April 19, 2007
(Relating to Preliminary Prospectus Filed April 19, 2007)
Filed Pursuant to Rule 433
Registration Statement No. 333-140390
CINEMARK HOLDINGS, INC.
In response to comments from the Securities and Exchange Commission, on April 19, 2007, Cinemark Holdings, Inc., a Delaware corporation (the “Company”), filed Amendment No. 4 to its Registration Statement on Form S-1 (“Amendment No. 4”). The purpose of this Free Writing Prospectus is to summarize the principal changes to the Company’s Preliminary Prospectus dated April 9, 2007 that are reflected in the Preliminary Prospectus dated April 19, 2007 contained in Amendment No. 4. References below to “we,” “us,” “our” and “Company” are used in the manner described in the Preliminary Prospectus dated April 19, 2007.
We have added the following additional disclosure to the introductory paragraph of the “Unaudited Pro Forma Condensed Consolidated Financial Information” on page 25.
“The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2006 do not give effect to the repurchase of approximately $332,066 aggregate principal amount of Cinemark USA, Inc.’s 9% senior subordinated notes as discussed in Note 7 to the unaudited pro forma condensed consolidated financial information.”
We added the following information to the end of Note 7 under “Notes to Unaudited Pro Forma Condensed Consolidated Financial Information” on page 28:
“Subsequent to December 31, 2006, Cinemark USA, Inc. repurchased $332,066 aggregate principal amount of its 9% senior subordinated notes with the proceeds from the NCM transactions and cash on hand. As a result of the repurchase of the 9% senior subordinated notes, pro forma annual interest expense, which includes amortization of bond premiums, will be reduced by approximately $26,790 and pro forma amortization of debt issue costs will be reduced by approximately $138 on an annual basis. Pro forma net income (loss) would increase by approximately $16,426 and basic and diluted earnings (loss) per share would increase by approximately $0.18. The redemption of the 9% senior subordinated notes has not been reflected in the unaudited pro forma condensed consolidated statement of operations above.”
We added a footnote to the table on page 67 to identify each director who is independent. In addition, the descriptions of each board committee on page 70 have been revised to include the identification of the directors who will initially serve on such committees and whether they are independent.
We added additional disclosures to the sections “Components of Compensation/Base Salary,” “Annual Performance-Based Cash Incentive Compensation” and “Long Term Equity Incentive

Compensation” on pages 71 and 72 regarding the discretion that may be exercised by the Board of Directors or compensation committee, as applicable.
We added a new paragraph as set forth below on page 73 to describe Mr. Stock’s profit participation interest and our intent to not enter into similar arrangements in the future.
“Profit Participation
     We entered into an amended and restated profit participation agreement on March 12, 2004 with Mr. Stock, which became effective April 2, 2004 and amends an amended and restated profit participation agreement with Mr. Stock effective May 19, 2002. Under the agreement, Mr. Stock receives a profit interest in two theatres. Mr. Stock received payments totaling $618,837 during the year ended December 31, 2006 under the profit participation agreement. Upon consummation of the offering, we intend to exercise an option to purchase Mr. Stock’s interest in the theatres for a price equal to the greater of (1) stated price reduced by any payments received by Mr. Stock during the term and (2) 49% of adjusted theatre level cash flow multiplied by seven, plus cash and value of inventory associated with the two theatres, minus necessary reserves, minus accrued liabilities and accounts payable associated with the two theatres. As of the date of this prospectus, the price is expected to be approximately $6.9 million. We do not intend for arrangements such as this to be part of our compensation program following the completion of this offering and, as a result, we do not intend to enter into similar arrangements with our executive officers in the future.”
We added a new paragraph as set forth below on page 74 to describe certain tax implications of our executive compensation policy.
“Tax Implications of Executive Compensation Policy
     Under Section 162(m) of the Internal Revenue Code, a public company generally may not deduct compensation in excess of $1,000,000 paid to its chief executive officer and the four other most highly compensated executive officers unless certain performance and other requirements are met. Our intent generally is to design and administer executive compensation programs in a manner that will preserve the deductibility of compensation paid to our executive officers, and we believe that a substantial portion of our current executive compensation program (including the stock options and other awards that may be granted to our named executive officers as described above) satisfies the requirements for exemption from the $1,000,000 deduction limitation. However, our compensation committee will have the authority to award performance based compensation that is not deductible and we cannot guarantee that it will only award deductible compensation to our executive officers. We reserve the right to design programs that recognize a full range of performance criteria important to our success, even where the compensation paid under such programs may not be deductible. The compensation committee will continue to monitor the tax and other consequences of our executive compensation program as part of its primary objective of ensuring that compensation paid to our executive officers is reasonable, performance-based and consistent with our goals.”
We added a new paragraph under the heading Employment Agreements on page 75 to read as follows:
“General
     In connection with the MDP Merger, the merger agreement provided that certain employment agreements be executed by Lee Roy Mitchell, Tandy Mitchell, Alan Stock, Robert Copple, Timothy Warner, Robert Carmony, John Lundin and Michael Cavalier as a condition to MDP’s closing of the MDP Merger. The terms of the employment agreements, including the events that trigger any payments upon termination of employment, were negotiated directly between the executives and MDP and the forms of the employment agreements were agreed upon in connection with the MDP Merger.”
We added an additional column under the heading Assistance to the table under Potential Payments upon Termination or Change-in-Control on page 80 as well as an additional Note 3 to such table that reads as follows:
“(3) Lee Roy Mitchell is entitled to receive tax preparation assistance for 5 years following the date of termination. We estimate the cost of such preparation to be approximately $17,300 per year for five years. Messrs Stock, Warner, Copple and Carmony are entitled to use our office space for a period of 3 months following the date of termination. We estimate the amount to be approximately $792 for the use of a 144 square foot office at a rental rate of approximately $22.00 per square foot per annum.”
In addition, a new table under the heading Potential Payments upon Death or Disability has been added to page 80 to indicate the amount of payments payable in such circumstances as follows:
“Potential Payments upon Death or Disability
     Our employment agreements with the named executive officers will require us to provide compensation to named executive officers in the event of a termination of employment as a result of death or disability of such named executive officer. The amount of compensation payable to each named executive officer upon such termination is listed in the table below assuming such triggering event occurred on December 31, 2006.

		Most Recent	Medical/	Other	Group	Disability
	Salary	Bonus (1)	Dental	Life	Life	(2)	Total
Lee Roy Mitchell	$381,979	$385,773	$4,864	$—	$648	$2,253	$775,517
Alan W. Stock	226,049	227,698	11,549	—	1,080	2,713	469,089
Timothy Warner	183,308	184,645	9,753	—	1,092	2,130	380,928
Robert Copple	165,059	166,263	11,549	890	1,071	3,120	347,952

		Most Recent	Medical/	Other	Group	Disability
	Salary	Bonus (1)	Dental	Life	Life	(2)	Total
Robert Carmony	159,124	160,284	4,864	—	1,080	2,948	328,300

(1)	Bonuses were earned in 2006 and paid in March 2007.

(2)	Amounts for disability including long-term disability, individual disability income protection insurance and short-term disability. ”
In addition, the following sentence has been added to this discussion on page 80:
“If a named executive officer terminates his employment voluntarily, retires or is terminated for cause, we are only required to pay such named executive officer any accrued unpaid base salary through the date of such termination.”
The paragraph following the Director Compensation table on page 81 has been revised to indicate that the compensation arrangement for Mr. Senior relates to the fact that he is the only member of the Company’s board who is neither an employee of the Company nor an employee of a stockholder with contractual rights to nominate directors. Further, the disclosure has been clarified to indicate that upon completion of the offering, Mr. Senior will receive the same fee and equity based compensation as the members of the board who are neither employees of the Company nor employees of its stockholders with contractual rights to nominate directors.
We revised Notes 3, 4, 5, 9 and 11 and added Note 17 to the Principal and Selling Stockholder section on pages 84 and 85 to reference the disclosures elsewhere in the Prospectus where the relationships of certain stockholders are described.
We added the following information under the caption “Experts” on page 103:
     “The financial statements of National CineMedia, LLC as of December 29, 2005 and December 28, 2006 and for the period March 29, 2005 to December 29, 2005 and the year ended December 28, 2006, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.”
We added the following information to Note 1 to the Notes to Consolidated Financial Statements of Cinemark Holdings, Inc. and Subsidiaries on page F-7:
“Those subsidiaries of which the Company owns less than 20% are generally accounted for as affiliates under the cost method, unless the Company is deemed to have the ability to exercise significant influence over the affiliate, in which case the Company would account for its investment under the equity method.”
We added the following information to Note 6 to the Notes to Consolidated Financial Statements of Cinemark Holdings, Inc. and Subsidiaries on page F-20:
“Subsequent to NCM Inc.’s initial public offering, the Company will continue to account for its investment in NCM under the equity method of accounting due to its continued ability to exercise significant influence over NCM. The Company has substantial rights as a founding member, including the right to designate a total of two nominees to the ten-member board of directors of NCM Inc., the sole manager. So long as the Company owns at least 5% of NCM’s membership interests, approval of at least 90% (80% if the board has less than 10 directors) will be required before NCM, Inc. may take certain actions including but not limited to mergers and acquisitions, issuance of common or preferred shares, approval of NCM’s budget, incurrence of indebtedness, entering into or terminating material agreements, and modifications to its articles of incorporation or bylaws. Additionally, if any of the Company’s director designees are not appointed to the board of directors of NCM, Inc., nominated by NCM, Inc. or elected by NCM, Inc.’s stockholders, then the Company (so long as the Company continues to own at least 5% of NCM’s membership interest) will be entitled to approve certain actions of NCM including without limitation, approval of the budget, incurrence of indebtedness, consummating or amending material agreements, approving dividends, amending the NCM operating agreement, hiring or termination of the chief executive officer, chief financial officer, chief technology officer or chief marketing officer of NCM and the dissolution or liquidation of NCM.”
We added the audited financial statements for the period ended December 28, 2006, for National CineMedia, LLC, a company of which we own a 14% membership interest. The financial statements can be found on pages F-74 to F-92.
We also filed certain exhibits, including an amendment to our amended and restated bylaws, the opinion of our legal counsel, the consent of Deloitte & Touche LLP regarding the National CineMedia, LLC audited financial statements and the consent of National CineMedia, LLC.
We have filed a Registration Statement (including a Preliminary Prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus in that Registration Statement and other documents we have filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling us at (972) 665-1000, Lehman Brothers toll free at 1-888-603-5847, Credit Suisse toll free at 1-800-221-1037, Merrill Lynch & Co. toll free at 1-866-500-5408, or Morgan Stanley toll free at 1-866-718-1649.
Please either click on, or copy and paste, the following link into your internet browser to open the current prospectus, which is located at: http://www.sec.gov/Archives/edgar/data/1385280/000095013407008505/d42502a4sv1za.htm
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